SECURITIES AND EXCHANGE COMMISSION




                             Washington, D.C. 20059




                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934



                                 Amendment No. 9





NAME OF ISSUER:  Weis Markets, Inc.



TITLE OF CLASS OF SECURITIES:  Weis Markets, Inc. Common Stock



CUSIP NUMBER:  948849-104



Check the following box if a fee is being paid with this statement:  [  ]


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CUSIP NO. 948849-104
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 (1)   Names of Reporting Persons           JANET C. WEIS
       SS or IRS Identification Nos.        SS####-##-####
       of Above Persons

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 (2)   Check the Appropriate Box            (a)_____________________________
       if a Member of a Group
       (See Instructions)                   (b)______________X______________


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 (3)    SEC Use Only

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 (4)    Citizenship or Place                         United States
        of Organization

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Number of Shares           (5)  Sole Voting          3,238,547
Beneficially Owned              Power
Owned by Each               ____________________________________________________
Reporting Person
With                       (6)  Shared Voting          860,195
                                Power
                            ----------------------------------------------------

                           (7)  Sole Dispositive     3,238,547
                                Power
                            ----------------------------------------------------

                           (8)  Shares Dispositive     860,195
                                Power
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   (9)  Aggregate Amount Beneficially                4,098,742
        Owned by Each Reporting Person
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   (10) Check if the Aggregate Amount
        in Row (9) Excludes Certain                   N/A
        Shares (See Instructions)
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   (11) Percent of Class Represented                   9%
        by Amount in Row (9)
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   (12) Type of Reporting Person                   INDIVIDUAL
        (See Instructions)
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 (Under the Securities and Exchange Act of 1934)


  Item 1(a) Name of Issuer:                      Weis Markets, Inc.


  Item 1(b) Address of Issuer's Principal        1000 South Second Street
            Executive Offices:                   P.O. Box 471
                                                 Sunbury, PA  17801-0471

  Item 2(a) Name of Person Filing:               JANET C. WEIS


  Item 2(b) Address of Principal Business        R.D. #1, Hardscrabble Lane
            Office, or if None, Residence:       Lewisburg, PA  17837


  Item 2(c) Citizenship:                         United States


  Item 2(d) Title of Class of Securities:        Weis Markets, Inc. Common Stock


  Item 2(e) CUSIP Number:                        948849-104


  Item 3 See Item 12 of cover page(s) ("Type of Reporting Person") for each reporting person.

           BK       = Bank as defined in Section 3(a)(6) of the Act.

           IV = Insurance Company registered under Section 8 of the Investment Company Act

           IA = Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

           EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section
                    240.13-d(1)(b)(1)(ii)(F)

           HC = Parent Holding Company, in accordance with Section 240.13-d(1)(b)(1)(ii)(G)
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Item 4 Ownership:

                 See Items 5 through 9 and 11 of cover page(s) as to each reporting person.


Item 5 Ownership of Five Percent or Less of a Class:        N/A



Item 6 Ownership of More than Five Percent on               N/A
       Behalf of Another Person:


Item 7 Identification  and  Classification  of  the         N/A
       Subsidiary  Which Acquired the Security
       Being Reported by the Parent Holding Company:


Item 8 Identification and Classification of Members         N/A
         of the Group:


Item 9 Notice of Dissolution of Group:                      N/A



Item 10 Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/13/97

                                             /s/ Janet C. Weis
                                    -------------------------------
                                              Janet C. Weis